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                                                              File No. 69-234






                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.




                                  FORM U-3A-2






       Statement by Holding Company Claiming Exemption under Rule U-3A-2
           From the Provisions of the Public Utility Holding Company
                                  Act of 1935



                     To Be Filed Annually Prior to March 1



                           WASHINGTON ENERGY COMPANY









                               FEBRUARY 29, 1996














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                                File No. 69-234



                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549

                                  FORM U-3A-2

    Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935
                     To be Filed Annually Prior to March 1

                           WASHINGTON ENERGY COMPANY
                               (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of Organization, Location and Nature of Business of Claimant and Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator
      (EWG) or Foreign Utility Company In Which Claimant Directly or Indi-rectly Holds an Interest.

Claimant: Washington Energy Company, organized in the State of Washington - a holding company owning directly, all of the outstanding common stock of Washington Natural Gas Company, Thermal Energy, Inc., ThermRail, Inc., WECO Finance Company, Washington Energy Gas Marketing Company and Washington Energy Services Company, and indirectly, the interests in other companies as de-scribed below.

Subsidiaries of Claimant:

Washington Natural Gas Company, a Washington corporation, distributes natural gas at the retail level in the Puget Sound area of western Washington.

      WNG CAP I, Inc., a Washington corporation, and WNG CAP II, Inc., a Washington corporation, are wholly owned subsidiaries of Washington Natural Gas Company and were formed to provide operational flexibility with respect to firm transportation agreements of Washington Natural Gas Company.

Thermal Energy, Inc., a Washington corporation, owns or leases undeveloped coal and surface rights to undeveloped coal in Montana.

     Thermal Resources, Inc., a Montana corporation, is a wholly-owned subsidiary of Thermal Energy, Inc. Thermal Resources, Inc., is a single purpose company that leases undeveloped coal reserves in Montana to Montco, a partnership controlled by Thermal Energy, Inc.






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ThermRail,  Inc.,  a  Washington  corporation,  was formed to participate as a partner in the Tongue River Railroad Company. The purpose of Tongue River Railroad Company is to develop and operate a rail line to transport coal from future mines in Montana's Tongue River area to existing east-west rail lines.

     Tongue River Holdings, Inc., a Montana corporation, is a limited partner in Tongue River Railroad Company, a Montana limited partnership. ThermRail, Inc., owns 87.5% of the common stock of this corporation.

WECO Finance Company, a Washington corporation, is holder of all the common stock of Mercer Insurance Company Limited.

     Mercer Insurance Company Limited, is a Bermuda domiciled corporation providing primary liability insurance for Washington Energy Company and its affiliates.

Washington Energy Services Company, a Washington corporation, was formed October 1, 1993 to consolidate the appliance sales, energy efficiency products and home security businesses that previously were part of both Washington Natural Gas Company and a former subsidiary of Washington Energy.

Washington Energy Gas Marketing Company, a Washington corporation, was formed in 1994 to assume certain contractual arrangements excluded from the merger of Washington Energy Resources Company, the former oil and gas exploration and production subsidiary of Washington Energy, with a subsidiary of Cabot Oil & Gas Corporation.

Cabot Oil & Gas Corporation (Cabot), a Delaware corporation engaged in oil and gas exploration, development and production operations in various areas of the United States and Canada, became a subsidiary of the Claimant on May 2, 1994 upon the merger of Washington Energy Resources Company and Cabot. The Claimant holds 2,133,000 shares of Cabot Class A common stock and 1,134,000 shares of Cabot 6% convertible voting preferred stock. The Claimant thus holds approximately 16.4% of Cabot's total voting securities.

2. A Brief Description of the Properties of Claimant and Each of its Subsidiary Public Utility Companies Used for the Generation, Transmis-sion and Distribution of Electric Energy for Sale, or for the Production and Distribution of Natural or Manufactured Gas, Indicating the Location of Principal Generating Plants, Transmission Lines, Producing Fields, Manufacturing Plants and Electric and Gas Distribution Facilities, Including all Such Properties Which are Outside the State in Which Claimant and its Subsidiaries are Organized and all Transmission or Pipelines Which Deliver or Receive Electric Energy or Gas at the Borders of Such State.

     Claimant:  None.

     Subsidiary Public Utility Companies: The property of Washington Natural Gas Company (the only subsidiary public utility company) consists essentially of an underground natural gas distribution system and associated facilities owned in fee in over 60 incorporated municipali-ties (principally Seattle and Tacoma) and parts of five counties in the Puget Sound region of the State of Washington.




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3.   The Following Information for the Last Fiscal Year (Year Ended September
     30, 1995) With Respect to Claimant and Each of Its Subsidiary Public Utility Companies:

     (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     Claimant:  None.

     Washington Natural Gas Company: a total of 76,568,500 Mcf, adjusted to 1,000 Btu, of natural gas was sold at retail during the year ended September 30, 1995.

     (b) Number of Kwh of electric energy and Mcf of natural or manufac-tured gas distributed at retail outside the state in which each such company is organized.

     Claimant:  None.

     Washington Natural Gas Company:  None

     (c) Number of Kwh of electric energy and Mcf of natural or manufac-tured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     Claimant:  None.

     Washington Natural Gas Company: a total of 34,378,000 Mcf of natural gas was sold at wholesale outside or at the state line of Washington State during the year ended September 30, 1995.

     (d) Number of Kwh of electric energy and Mcf of natural or manufac-tured gas purchased outside the state in which each such company is organized or at the state line.

     Claimant:  None.

     Washington Natural Gas Company: a total of 116,657,100 Mcf, adjusted to 1,000 Btu of natural gas, was purchased outside or at the state line of Washington State during the year ended September 30, 1995.

4. The Following Information for the Reporting Period (Year Ended September 30, 1995) With Respect to Claimant and Each Interest It Holds Directly or Indirectly in an EWG or a Foreign Utility Company, Stating Monetary Amounts in United States Dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Claimant:   None, claimant does not hold any interest either directly or indirectly in an EWG or foreign utility company.

     (b)    Name  of each system company that holds an interest in such EWG or



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            foreign utility company; and description of the interest held.

     Claimant:  None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Claimant:  None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     Claimant:  None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Claimant:  None.

































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                                   EXHIBIT A

A consolidating statement of income and surplus of Washington Energy Company and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of Washington Energy Company and its subsidiary companies as of the close of such fiscal year. Filed herewith as Exhibit 99.1.

                                   EXHIBIT B

A Financial Data Schedule.  Filed herewith as Exhibit 27.

                                   EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system. Filed herewith as Exhibit 99.2.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of February 1996.


                                          WASHINGTON ENERGY COMPANY
                                          (Name of Claimant)

(CORPORATE SEAL)


                                       By /s/ William P. Vititoe

                                          William P. Vititoe
                                          Chairman of the Board,
                                          Chief Executive Officer
                                          and President


Attest:


By /s/ Robert J. Tomlinson
   Robert J. Tomlinson
   Senior Vice President -
   General Counsel and Corporate Secretary

Name, title and address of officer to whom notices and correspondence concern-ing this statement should be addressed:

                              William P. Vititoe
                            Chairman of the Board,
                     Chief Executive Officer and President
                           Washington Energy Company
                               815 Mercer Street
                                P. O. Box 1869
                          Seattle, Washington  98111